NORTHERN LIGHTS FUND TRUST IV

Sam Singh

Treasurer

Direct Telephone: (631) 470-2707

Fax: (631) 470-2701

E-mail: ssingh@ultimusfundsolutons.com

February 24, 2020

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff Long

(202) 551-6983

RE:       Northern Lights Fund Trust IV (“NLFT IV” or the “Registrant”)

File Nos. 333-204808; 811-23066

Dear Jeff:

On behalf of the Registrant, we are responding to two oral comments provided by you, Alberto Zapata, and Sumeera Younis on January 29, 2020, to Philip Sineneng, an attorney at Thompson Hine LLP, which serves as outside counsel to the Registrant. The staff’s comments were follow-up comments to NLFT IV’s December 20, 2019, response (the “December 20, 2019 Letter”) to the staff’s prior comments concerning certain series of NLFT IV.

NLFT IV – Inspire Global Hope ETF, Inspire 100 ETF, Inspire Small/Mid Cap Impact ETF, Inspire Corporate Bond Impact ETF

Comment 1:	The SEC does not consider an affiliated index to be a broad-based index as defined in Form N-1A.

Response:

Inspire Global Hope ETF, Inspire 100 ETF, Inspire Small/Mid Cap Impact ETF and Inspire Corporate Bond Impact ETF (each a “Fund” and, collectively, the “Funds”) use the following indexes as broad-based securities market indexes: S&P Global 1200 Index – Total Return, S&P 500 Total Return Index, S&P Small Cap 600 Equal Weight Index - Total Return, and Bloomberg Barclays U.S. Intermediate Credit Index – Total Return, respectively (the “Primary Benchmark Indexes”). Each of the Primary Benchmark Indexes is administered by an organization that is not an affiliated person of any Fund, its investment adviser, or principal underwriter. In addition, each of these Primary Benchmark Indexes is widely recognized and used.

Registrant stated in the December 20, 2019 Letter that one Fund, the Inspire Global Hope ETF, changed its broad-based securities market index. Hence, Inspire Global Hope ETF will include in the performance tables of the relevant disclosure documents both its former Primary Benchmark Index (MSCI All Country World Index) and current Primary Benchmark Index (S&P Global 1200 Index) for the length of time required by Form N-1A, including in the Registrant’s annual report and annually updated Prospectus and Summary Prospectuses to be filed with the SEC this month.

NLFT IV – Inspire Global Hope ETF, Inspire 100 ETF, Inspire Small/Mid Cap Impact ETF, Inspire Corporate Bond Impact ETF

Comment 2:

Comparing each Fund’s total return performance to a price-only index is not an apples-to-apples comparison and is misleading to investors.  At the very least, an explanation of why a total return index is not being used should be provided.

Response:	Each of the Primary Benchmark Indexes identified above is a total return index. In addition, each Fund will continue to show the performance of the index it seeks to track in its performance table. Each such index is compiled, maintained and sponsored by CWM Advisors, LLC, the adviser and affiliated person of each Fund (the “Affiliated Indexes”). Each Affiliated Index is a total return index and the Funds no longer refer to price-only indexes in the performance tables in SEC filings. Therefore, each Fund’s performance will be compared with two total return indexes and no price-only indexes.

Please contact me at (631) 470-2707 if you should require any further information.

Sincerely,

/s/ Sam Singh

Treasurer

Northern Lights Fund Trust IV